FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Seventh Investor Conference: Telefónica España Presentation	2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 9th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer

Telefónica España

Leadership as the base for the future

Guillermo Ansaldo
Chairman and Chief Executive Officer

9 October 2009

7 Investor Conference

Telefónica

Disclaimer

This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events.

Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Content


Sound execution in a challenging environment
Sustainable growth through customer focus, broadband explosion and new opportunities
Transformation to remain best in class in efficiency
Leadership as the base for the future

Strong cash delivery despite a challenging environment…

A sharp macroeconomic deterioration along 2009…

GDP (% y-o-y)[1]


2.9
3.1
2.5
1.7
0.5
-1.2
-3.2
-4.2
CAGR 06-10E expected by Oct-07[2]
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09

Private consumption (% y-o-y)[1]


2.8
3.8
2.7
1.4
0.4
-1.0
-2.2
-3.0
CAGR 06-10E expected by Oct-07[2]
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09

… with a consistent cash delivery

Q4 07 - Q2 09 OpCF

Rolling 12 months (€ in billions)


7.1
7.2
7.5
7.6
8.1
8.0
8.1
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09

1. Source: Spanish Statistical Office (INE)
2. Consensus estimates CAGR 06-10E given in London Investor's Day

Telefónica

... while preparing for the economic recovery

Defend customer base

Retail fixed broadband market share[1] (%)



> 56%
~ 56%
Dec-07E
Jun-09E

Mobile accesses market share[2] (%)



~ 45%
~ 44%
Dec-07E
Jun-09E

Consolidate leadership in customer focus

- "Best value for money broadband provider 2009"[3]
- "Best telecom customer care in Spain 2008"[4]
- "Lowest consumer complaint rate among operators in Spain"[5]

Capture selective growth opportunities



	Revenue growth H1 09 vs. H1 08
IT revenues	13.5%
Mobile connectivity revenues	53.6%

Build stronger customer oriented capabilities

Advancing commercial approach...



"Solución Familiar" bundling F+M
F+M sales force & CRC
Convergent portfolio

...and investing in customer oriented IT systems

1. Telefónica estimated Retail fixed broadband market share (%)
2. Telefónica estimated Mobile accesses market share (%)
3. Source: "Asociación de Internautas" 21/09/2009
4. Source: AIAREC 27/11/2008
5. Source: "Ministerio de Industria". Data as of H1 09

Telefónica

Market is expected to start recovering by 2011

We expect cyclical recovery…

- **Voice usage recovery**, particularly on mobile, in all segments
- Additional upside from penetration **of fixed broadband and Pay TV**
- Reduction of **fixed accesses loss**

… and structural opportunities in the market

- **Mobile broadband** both in Big and Small Screen
- **New services** around Cloud Computing, desktop management, e-Administration, e-Health…

New opportunities and challenges ahead

Very well positioned within a rational competitive environment

Unparalleled starting point: sustained leadership

- **Competitive position** mantained in the downturn
- Revenue **market share** above 54%[2]



Estimated access market share evolution (%)[1]
60%
40%
20%
0%
FBB
Mobile
Pay TV
Dec-07
Jun-08
Dec-08
Jun-09

Rational behaviour in the dowturn

Telefónica España mobile outgoing ARPM evolution (y-o-y)



-9%
-6%
-7%
-4%
-4%
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09

Telefónica España retail BB connectivity ARPU evolution (y-o-y)



-3%
-4%
-5%
-7%
-6%
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09

Rationality of main competitors with focus on value

- **Consolidation:** from many players to few stronger ones
- Strong **convergent players** focused on stimulating demand and continue capturing share of wallet
- **Niche/local market** players striving to gain scale / critical mass

1. Source: CMT
2. Source: CMT and Telefónica estimates. Data as of H1 09

We expect a more balanced regulation fostering new services and commercial flexibility

Areas already defined

- **Mobile Termination Rates** (4 € c by October 2011):
  Integrated operator: less impact than pure mobile.
  Net MTRs revenues / total Telefónica España revenues H1 09: **<1%**[1]
- **Roaming**
  Net roaming out&in revenues / total Telefónica España revenues H1 09: **1.7%**[2]
- Reduction on **indirect access rates** (€ 12.1 vs. € 13.3 European average[3])
- **ULL**: lowest European monthly rate (€ 7.79 vs. € 9.0 European average[4])
- TV tax fee starting in 2010 (Max. € 150 million[5])

Key issues ahead

- **Spectrum**:
  - Digital dividend
  - Refarming
  - New assignments
  - Technological neutrality
- Next Generation Networks

Regulatory framework similar to key European countries

1. **Net MTRs revenues** = MTRs revenues - MTRs expenses (including retail F2M and M2M, and wholesale)
2. **Net roaming out&in revenues** = Roaming out&in Revenues (voice & data) - Roaming out expenses over Telefónica España revenues
3. **Source** Telefónica: Regional ATM monthly rates. European average includes France, Portugal, The Netherlands and Italy
4. **Source** Telefónica: Includes Austria, Belgium, Germany, Sweden, UK, France, Denmark, Portugal, Greece, Italy and The Netherlands
5. Estimation based on 2008 reported retail revenues as of CMT

Telefónica

Content


Sound execution in a challenging environment
Sustainable growth through customer focus, broadband explosion and new opportunities
Transformation to remain best in class in efficiency
Leadership as the base for the future

Our focus on customer and innovation is based on three key levers


CUSTOMERS
Emotional relationships
Transactional relationships
Telefonica
Connectivity company
Service company
OFFER

Foster CONVERGENCE

- Channels integration
- Fixed + Mobile + IT converged portfolio
- Full operational integration

Leverage Movistar REBRANDING

- Brand repositioning during 2010 focused on customer satisfaction

SIMPLER and ADAPTED offers

- Social content products & services
- Foster bundles and semi-flat tariffs
- Customer reference for simplicity


Customer Satisfaction Leadership

We will consolidate our leadership in the mobile market...

Sustaining market leadership...

- Best-in-class **handsets** portfolio
- Foster **SIM-only** offerings to capture the low cost market
- Lead the strong growth in **M2M**
- Focus on **"customer value"** (vs. "pure access share")



Mobile accesses[1]
millions
CAGR 08-12 E
+3%/+5%
23.6
Dec-08
Dec-12E
Sustained market share & churn

.... and stimulating consumption

- Traffic hit by recession to recover before 2012
- **Mobile voice semi-flat rates** and "no frills" offers to reduce churn
- **F&M convergent bundles** across the business segments



Mobile voice traffic[2] growth
minutes in billions
CAGR 08-12 E
VARIATION 08-09 E
CAGR 09-12 E
+0.5%/+1.5%
-4%
+2%/+3%
43.6
FY 2008
FY 2009E
FY 2012E
Cyclical recovery

1. Mobile accesses and market share including voice, MBB data-only cards and M2M access base. Prepay identification effect not included
2. Outgoing and incoming

Telefónica

… and reduce fixed line losses with a more valuable offer

Segmented bundled offer and customer development

1P

Increase fixed line value through **convergent voice bundles**



2P&3P

Attractive offers increasing **over 15 p.p.** of **Broadband** customers over total fixed accesses[1]


Vuelta al cole
ADSL 6 Mb
29'90
imagenio Familiar
Incluye Gol Televisión GRATIS
44'90
¡llamadas a móviles incluidas!

VAS bundles: 'more services for the same price'


Retail fixed accesses evolution millions
CAGR 08-12 E
Variation 08-09 E
CAGR 09-12 E
-6%/-5%
-7%
-5%/-4%
15.3
1P
2P&3P1
35%
>50%
Dec-08
Dec-09E
Dec-12E

Reduction of fixed line losses

1. % of fixed lines with Broadband connectivity and/or Pay TV

We will continue leading and exploiting the fixed broadband growth...


€/month
trio futura
HDTV
duo
Premium offers with more value
More services included on standard offers
Entry offers adapted to different segments
Value for the customer

- The most complete portfolio of **VAS** for different segments
- Exploit and develop our current **VDSL coverage**
- Selective **FO deployment** as a flagship with premium quality
- Leverage network quality


Retail fixed BB accesses growth
millions
CAGR 08-12 E
+4%/+7%
5.2
Dec-08
Dec-12E

Stable market share

Contain total BB ARPU erosion

...while capturing the mobile broadband opportunity, leveraging our distinctive capabilities

Foster Big Screen complementarity

- **Leverage FBB customer base** market share to lead MBB
- In the residential market only 5% of the current MBB customers **substitute** the FBB[1]
- **Broad portfolio** (prices) to different customers needs (speed, traffic cap...)

Develop Small Screen through our commercial capabilities

- Foster top-tier handsets and **emerging devices** (netbooks,...) adoption through innovative actions (handset insurance and financing)
- **Bundles** (voice&data) and **semi-flat tariffs** to increase mobile connectivity perceived value
- Reinforce our **channels** (stores, online,..) to boost sales: product demonstrations

Mobile Broadband accesses[2]
millions



Variation 08-12 E
~x7
1
Dec-08
Dec-12E

% non-P2P SMS Data ARPU/Total ARPU

9%	20%
FY 2008	FY 2012E

Outstanding leadership

1. Data as of Q1 09. Source: Telefónica
2. MBB including: Big and Small Screen

We will develop new growth opportunities

Pay TV offer development



Imagenio "Entry level"
Imagenio Familiar
imagenio
Futura
trío futura

- **Improving our content offer:** both in standard definition and high definition
- Leverage distinctive IPTV **functionalities**



Pay TV accesses
millions
Variation 08-12 E
~x2
0.6
Dec-08
Dec-12E

Capture ICT growth

- Increase our market share in **desktop management**
- Become a key player in the **outsourcing** market
- Enhance our service portfolio in the **security** market for all segments

New revenue sources

- **Capture other opportunities** leveraging our existing capabilities: **e-Health**, mobile marketing, financial services, **services from the Cloud** (Software as a Service, virtualization,...)



ICT solutions[1] and new revenue sources[2]
€ in billions
Variation 08-12 E
~x2
0.5
FY 2008
FY 2012E

1. Includes desktops, hosting, security and other applications (all segments)
2. Includes e-Health, Financial Services, Cloud Services and mobile marketing

In summary, we will sustain market leadership while significantly diversifying our revenue mix



Revenue mix
(% over total)
Broadband, Applications and others
Access & Voice[1]
24%
76%
>30%
<70%
FY 2008
FY 2012E

Focus on customer satisfaction will allow us to sustain our competitive leadership

- Reinvent our traditional core business
- Capture the broadband explosion
- Generate and accelerate the opportunities from new businesses

1. **Access & Voice:** Fixed and mobile access & voice (SMS included), fixed and mobile equipment, narrowband internet and M2M revenue

Content


Consistent execution in a challenging environment
Sustainable growth through customer focus, broadband explosion and new opportunities
Transformation to remain best in class in efficiency
Leadership as the base for the future

We have a track record on tight management of OpEx & CapEx...

We are a reference in efficiency

- We have been the first to "do our homework" and restructure ourselves
- ~30% reduction in Telefónica España workforce 2002-2009

Wireline domestic employees per 1,000 inhabitants[1]
thousands



0.66
0.91
1.48
1.77
Telefónica
Deutsche Telekom
BT

- We have a leaner OpEx structure...

Telefónica España Personnel costs / OpEx[2]



27%
22%
FY 2004
FY 2008

- ...and some positive cash flow effects on the coming years

Cash payments from former workforce restructuring programs, € in billions



FY 2008
FY 2009E
FY 2012E
0.8
0.8
0.5

1. **Source**: Merrill Lynch 4 September 2009. Data as of Jun-09
2. Data for Telefónica España. OpEx considered for this calculation are revenues - OIBDA excluding workforce restructring provisions

… and new projects bringing more efficiency for the coming years

Efficiency in operations

- **Activity reduction** through:
  - Provisioning and customer care automation
  - Integration of wireline and wireless networks
  - Remote management of CPEs[1]
- **Outsourcing optimization:** devote own resources in high value activities

Efficiency in systems and processes

- **Legacy IT OpEx savings to shift resources to transformation projects**
- **40% portfolio reduction**
- End to End **processes optimization** including outsourced companies

Online company

- New operating model towards the **"Online Telefónica"**



Share of online transactions²
8%
25%
FY 2008
FY 2012E



Non-commercial OpEx / access³
CAGR 08-12 E
-1%/-3%
FY 2008
FY 2012E
More resources for customer focus

1. Customer Premises Equipment
2. Share of online transactions: (Online Gross Adds + Online Customer Service Transactions) /(Total Gross Adds + Total Customer Service Transactions)
3. Non-Commercial OpEx: Network & Operations, IT, Admin. & Support, Bad debt, Taxes and non-recurrent results

We will continue transforming our network to enable growth...

Wireless access

- Deployment focused on **capturing the opportunity:**
  - Coverage increase
  - Capacity & speed increase where required

Wireline access

- Maximize **copper capabilities**
- Progressive **fiber** deployment: acquiring experience to be prepared for demand growth
- Maintain as **best quality offer**

Backbone

- On track **backbone** transformation to support data traffic explosion



3G coverage over population
Variation 08-12 E
+16 p.p.
81%
97%
Dec-08
Dec-12E



Local loop coverage by speed
Variation 08-12 E
x1.1
x1.8
66%
13%
71%
23%
Dec-08
Dec-12E
10 Mbps
25 Mbps

...and to remain best in class in efficiency

The best starting point

2008 Domestic business
(OpEx + CapEx)/ Revenues[1]


61%
66%
69%
87%
Telefónica
Deutsche Telekom
BT

- Ahead of our peers
- Superior evolution in the last 4 years
- Well established efficiency culture

Best in class in efficiency in FY 2012E

More OpEx efficiency to foster customer focus

- Successful track record
- New projects on track to generate new efficiencies in all processes and areas

~55% OpEx[2] resources for customer focus in FY 2012E

CapEx savings will enable more transformation

- Economic environment is enabling supplies price reductions
- Network integration
- Group scale

>70% CapEx resources for growth and transformation in FY 2012E

1. Source: Morgan Stanley Research estimates
2. OpEx considered for this calculation are revenues - OIBDA

Content


Consistent execution in a challenging environment
Sustainable growth through customer focus, broadband explosion and new opportunities
Transformation to remain best in class in efficiency
Leadership as the base for the future

In summary: Our leadership is the base for the future

Context

- Market recovery start by 2011 and new opportunities ahead
- Rationality of competitive environment
- Stable regulatory environment

Our strategy

- Protect market share to capture recovery
- Diversify revenue mix
- Efficiency: devote resources to capture new growth opportunities

Our goal: Telefónica España in 2012

- #1 brand in customer satisfaction
- Outstanding low levels of churn
- Multiaccess broadband leader
- International benchmark in efficiency



Telefónica